[Teradyne Letterhead]

January 19, 2006

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Kevin Vaughn, Reviewing Accountant

RE:	Teradyne, Inc.
Form 10-K for the Year Ended December 31, 2004
Forms 10-Q for the Quarters Ended March 31, 2005, June 30, 2005, and September 30, 2005
File No. 001-06462

Dear Mr. Vaughn:

Teradyne, Inc. (the “Company”, “Teradyne”, “we” or “us”) is responding to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in your letter dated December 15, 2005 to Gregory Beecher, the Company’s Chief Financial Officer, (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2004 and Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

The responses and supplementary information set forth below have been organized in the same manner in which the Staff’s comments were presented in the Comment Letter. The information set forth in this letter is being provided on a supplemental basis to the Staff. Copies of this letter are also being delivered under separate cover to Michele Gohlek and Tara Harkins of the Staff.

Form 10-K for the Year Ended December 31, 2004

Financial Statements, page 46

Notes to Consolidated Financial Statements, page 51

Note L. Restructuring and Other Charges, page 68

1.

We note that you have incurred $35.8 million, $5.3 million, $71.3 million, $125.2 million of restructuring charges during the nine months ended September 30, and the years ended December 31, 2004, 2003 and 2002, respectively. We note that you provide summary disclosures of the activity relating to all of your restructuring activities. However, it appears that you have aggregated multiple restructuring activities into one disclosure. Please revise this note and

MD&A in future filings to provide all of the disclosures required by paragraph 20 of SFAS 146 and SAB Topic 5.P4 for each restructuring activity.

Company Response:

In response to the Staff’s comments, we will, in future filings (beginning with our 2005 Form 10-K), provide all of the disclosures required by paragraph 20 of SFAS 146 and SAB Topic 5.P4 for each restructuring activity and make the requested revisions to the footnote and MD&A.

Form 8-K Dated October 18, 2005

GAAP to Pro Forma Earnings Guidance Reconciliation

GAAP to Pro Forma Statement of Operations Reconciliation

2.	We note that you present your historical non-GAAP measures in the form of a statement of operations for the three and nine months ended September 30, 2005 and provide non-GAAP earnings guidance for the fourth quarter of 2005 in the form of a statement of operations. This format may be confusing to investors as it also reflects several non-GAAP measures, including but not limited to non-GAAP revenues, non-GAAP cost of revenues, non-GAAP engineering and development expenses, non-GAAP selling and administrative expenses, non-GAAP restructuring and other charges, non-GAAP (loss) income from operations, non-GAAP interest expense and income, non-GAAP (loss) income before income tax expense, and non-GAAP net income, which have not been identified or described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. Specifically, you should provide a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure and explain why you believe each measure provides useful information to investors.

•	To eliminate investor confusion, please remove the non-GAAP statements of operation format for your historical and projected earnings from future filings and only disclose those non-GAAP measures used by management with the appropriate reconciliations.

•	Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K for each non-GAAP measure presented in the statement. Please provide us with a sample of your proposed disclosure. We may have further comment.

Company Response:

In response to the Staff’s comments, we will remove the non-GAAP statements of operation format from our historical and projected earnings from our future filings and only disclose those non-GAAP measures used by management with the appropriate reconciliations. In addition, we will revise our Forms 8-K in future periods to provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K for each non-GAAP measure presented in the Statement. As requested, a sample of our proposed disclosure is included in Attachment A.

3.	Further to the above, we note that you refer to your non-GAAP information as “pro forma” results. The pro forma terminology has very specific meaning in accounting literature, as indicated by

Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

Company Response:

In response to the Staff’s comments, we will, in future filings, revise our non-GAAP financial presentation to omit the “pro forma” terminology when referring to our non-GAAP information.

GAAP to Pro Forma Reconciliation – Connection Services Divestiture

4.	We note that you present a pro forma statement of operation for the three and nine months ended September 30, 2005 that reflects the disposition of your Connection Systems Business. This disposition has not yet closed as of the date of this Form 8-K, and thus pro forma financial information is not yet required based on Item 2.01 of the Instruction to the Form 8-K. However, we note that you have elected to present selected pro forma information in this Form 8-K. As such, please tell us why you did not include a pro forma balance sheet as of September 30, 2005 and a pro forma statement of operations for the year ended December 31, 2004 to reflect the disposition of your Connection Systems Business. Please also confirm that you will file full pro forma financial statements reflecting the disposition after the closing of the transaction. Refer to Item 2.01 of the Instructions to Form 8-K and Article 11 of Regulation S-X.

Company Response:

In response to the Staff’s comments, we note that while the pro forma statement of operations for the three and nine months ended October 2, 2005 reflecting the disposition of our Connection Systems Business was not yet required as of October 19, 2005 (the date of the October 18, 2005 Form 8-K filing with the Commission), we provided the information to give investors a better understanding of how our business would be affected by the disposition. As our intent was not to present at that time the information required by Item 2.01 of the Instruction to Form 8-K, but instead to present such information upon completing the disposition, we did not include a pro forma balance sheet as of October 2, 2005 or a pro forma statement of operations for the year ended December 31, 2004 reflecting the disposition of the Connection Systems Business.

In addition, we confirm that we filed in a Form 8-K on December 6, 2005 (four business days after completing the disposition), the full pro forma financial statements reflecting the Connection Systems Business disposition as required by Item 2.01 of the Instruction to Form 8-K and Article 11 of Regulation S-X.

Company Acknowledgement

As requested by the Commission in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further information or would like to discuss any of the matters covered in this letter, please contact the undersigned at 617-422-2952.

TERADYNE, INC.

By:	/s/ Gregory R. Beecher
Gregory R. Beecher Vice President and Chief Financial Officer

CC:	Michele Gohlek, Branch Chief

Tara Harkins, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

ATTACHMENT A

GAAP to Non-GAAP Earnings Guidance Reconciliation

References by the Company to non-GAAP income from continuing operations and non-GAAP earnings per share refer to costs and expenses or earnings per share excluding restructuring charges and the effect of one-time tax items. GAAP requires that these costs and charges be included in costs and expenses and accordingly is used to determine operating income and earnings per share. The Company’s management uses non-GAAP income from continuing operations, and associated non-GAAP net income (which is the basis for non-GAAP earnings per share) to make operational and investment decisions, and the Company believes that they are among several useful measures for an enhanced understanding of our operating results. The Company believes these non-GAAP measures will aid investors’ overall understanding of the Company’s results by providing a higher degree of transparency for certain expenses, and providing a level of disclosure that will help investors understand how the Company plans and measures its own business. However, these non-GAAP measures should be construed neither as an alternative to GAAP Income from Continuing Operations Before Income Tax, GAAP Net Income or GAAP Net Income per Share as an indicator of our operating performance because the items excluded from the non-GAAP measures often have a material impact on the Company’s results of operations. Therefore, management uses, and investors should use, non-GAAP measures in conjunction with our reported GAAP results.

	“Low” Forecast for Three Months Ended December 31, 2005	“High” Forecast for Three Months Ended December 31, 2005
	Unaudited (in millions, except per share data)

Income from Continuing Operations Before Income Taxes—GAAP	$43.0	$53.0

Restructuring and Other Charges, net(1)	(6.0)	(6.0)

Income from Continuing Operations Before Income Taxes—non-GAAP	37.0	47.0

Net Income from Continuing Operations—GAAP	85.0	92.0

Tax Benefit from gain on disposal of TCS(2)	(47.0)	(44.0)

Restructuring and Other Charges, net(1)	(6.0)	(6.0)

Net Income from Continuing Operations—non-GAAP	$32.0	$42.0

GAAP Net Income per Common Share—Basic	$0.43	$0.47

Non-GAAP Net Income per Common Share—Basic	$0.16	$0.21

Shares used in calculation of Net Income per Common Share—Basic	196.8	196.8

GAAP Net Income per Common Share—Diluted(3)	$0.42	$0.45

Non-GAAP Net Income per Common Share—Diluted	$0.16	$0.21

GAAP shares used in calculation of Net Income per Common Share—Diluted(3)	212.4	212.4

Non-GAAP shares used in calculation of Net Income per Common Share—Diluted	198.1	198.1

(1) Restructuring and Other Charges, net consists of:

Gain on Sale of Real Estate	$(10.0)

Severance	4.0

	$(6.0)

(2)	Under GAAP, there will be a tax benefit recorded in continuing operations for a portion of the net operating loss carryforwards used as a result of the sale of TCS. There will be an offsetting tax provision included in the gain on sale of TCS included in discontinued operations.

(3)	Under GAAP, when calculating diluted earnings per share, convertible debentures must be assumed to have converted if the effect on EPS would be dilutive. For Teradyne, dilution occurs when earnings are greater than $0.24 per share per quarter. Accordingly, for GAAP net income from continuing operations for the quarter ended December 31, 2005, diluted shares assume the conversion of the convertible debentures as the effect would be dilutive. Diluted shares for the Pro Forma net income from continuing operations for the quarter ended December 31, 2005 does not assume the conversion of the convertible debentures, as the effect of the conversion on EPS would be anti-dilutive. Accordingly, 14.3 million shares have been included in diluted shares and net interest expense of $3.4 million has been added back to net income for the diluted earnings per share calculation.